Exhibit 99.2

Unaudited Interim Consolidated Financial Statements

First Quarter – Fiscal 2009

Q1

Labopharm Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]

[thousands of Canadian dollars]	As at March 31, 2009 $	As at December 31, 2008 [Restated –note 3] $
ASSETS

Current

Cash and cash equivalents	12,094	8,373
Marketable securities	23,791	36,520
Accounts receivable	3,909	3,277
Research and development tax credits receivable	1,574	1,274
Income taxes receivable	377	474
Inventories [note 4]	2,734	1,760
Prepaid expenses and other assets	1,124	641

Total current assets	45,603	52,319

Restricted long-term investments	150	141
Long-term investment [note 5]	2,979	3,178
Property, plant and equipment	9,796	10,213
Intangible assets	1,766	1,791
Future income tax assets	147	145

	60,441	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Accounts payable and accrued liabilities	14,049	13,134
Current portion of deferred revenue	4,775	4,768
Current portion of obligations under capital leases	280	271
Current portion of long-term debt	5,681	3,378

Total current liabilities	24,785	21,551

Deferred revenue	8,333	9,094
Obligations under capital leases	5,269	5,342
Long-term debt	18,642	20,265

Total liabilities	57,029	56,252

Shareholders’ equity
Share capital [note 6]
Common shares, no par value, unlimited authorized shares, 56,833,696 and 56,826,063 issued as at March 31, 2009 and December 31, 2008, respectively	241,983	241,967
Warrants	751	751
Contributed surplus	15,722	14,937
Deficit	(255,489)	(247,515)
Accumulated other comprehensive income	445	1,395

Total shareholders’ equity	3,412	11,535

	60,441	67,787

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

For the three months ended: [thousands of Canadian dollars, except share and per share amounts]	March 31, 2009 $	March 31, 2008 [Restated –note 3] $
REVENUE
Product sales	3,802	2,158
Licensing	1,155	1,061

	4,957	3,219

EXPENSES
Cost of goods sold (excluding amortization) [note 4]	1,393	951
Research and development expenses, net [note 7]	4,027	5,691
Selling, general and administrative expenses	6,724	4,907
Financial expenses	1,014	711
Impairment loss on long-term investment	—	691
Depreciation and amortization	463	485
Interest income	(187)	(652)
Foreign exchange gain	(503)	(272)

	12,931	12,512

Loss before income taxes	(7,974)	(9,293)
Provision for income taxes
Current	—	450

Net loss for the period	(7,974)	(9,743)

Net loss per share – basic and diluted	(0.14)	(0.17)

Weighted average number of common shares outstanding	56,826,148	56,818,187

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated note 3] $
Net loss for the period	(7,974)	(9,743)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(960)	—
Changes in unrealized gains or losses on marketable securities	10	69

Comprehensive loss for the period	(8,924)	(9,674)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated –note 3] $
Balance, beginning of period, as previously reported	(245,451)	(205,024)
Change in accounting policy [note 3a]	(2,064)	(1,952)

Balance, beginning of period, adjusted	(247,515)	(206,976)
Transitional adjustment on adoption of accounting policy	—	100
Net loss for the period	(7,974)	(9,743)

Balance, end of period	(255,489)	(216,619)

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated –note 3] $
OPERATING ACTIVITIES
Net loss for the period	(7,974)	(9,743)
Items not affecting cash:
Depreciation of property, plant and equipment	422	455
Amortization of intangible assets	41	30
Amortization of premiums and discounts on marketable securities	15	14
Impairment loss on long-term investment	—	691
Non-cash financial expenses	142	95
Unrealized foreign exchange loss (gain)	808	(241)
Stock-based compensation	792	884

	(5,754)	(7,815)
Net change in non-cash items	(2,045)	930

	(7,799)	(6,885)

INVESTING ACTIVITIES
Acquisition of marketable securities	(6,568)	(23,553)
Proceeds from maturities of marketable securities	13,807	34,061
Proceeds from disposals of marketable securities	4,420	—
Acquisition of restricted long-term investment	—	(45)
Acquisition of property, plant and equipment	(5)	(519)
Acquisition of intangible assets	(16)	(7)

	11,638	9,937

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(64)	(25)
Proceeds from issuance of common shares [note 6]	9	2

	(55)	(23)

Foreign exchange gain (loss) on cash held in foreign currencies	(63)	799

Net increase in cash and cash equivalents during the period	3,721	3,828
Cash and cash equivalents, beginning of period	8,373	17,173

Cash and cash equivalents, end of period	12,094	21,001

Supplemental cash flow information:
Interest paid	701	523
Income taxes received	88	—

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec), is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the financial statements for the year ended December 31, 2008 included in the Company’s annual report, except as described in note 3 hereafter.

3.	CHANGES IN ACCOUNTING POLICIES

a)	The Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended March 31, 2008, the adoption of these new standards resulted in the following changes: a $91 increase in selling, general and administrative expenses, a $40 decrease in depreciation and amortization, for a $51 increase in net loss. The basic and fully diluted net loss per share was not affected.

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES [CONT’D]

b)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on the Company’s interim consolidated financial statements.

4.	INVENTORIES

	March 31, 2009 $	December 31, 2008 $
Raw materials	1,180	873
Intermediate finished goods	945	657
Finished goods	609	230

	2,734	1,760

During the three-month period ended March 31, 2009, inventories in the amount of $1,389 [2008 – $984] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $12 [2008 – $152].

During the quarter ended March 31, 2009, the Company reversed a write-down, taken in 2007, of a deposit made to a vendor for the manufacturing of products, and as a result recorded an amount of $240 as a reduction of cost of goods sold.

5.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [CONT’D]

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicule II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment was equal to the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

As at March 31, 2009, there are no market quotations available for the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at March 31, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes would generate interest returns ranging from 0.0% to 2.25% until their maturity which was assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 9.65%, excluding the Class C Notes for which the fair value was estimated to be nil. As at March 31, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes was estimated to be $2,979. No impairment loss or increase in value was deemed necessary compared to the estimated value at which they were recorded upon the exchange.

Since the fair value of the Long-term Notes is determined using the foregoing assumptions and is based on the Company’s assessment of market conditions as at March 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,738 to $3,408. A 1% increase in the discount rate would decrease the fair value of the Long-term Notes by approximately $207.

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [CONT’D]

In July 2008, the Company entered into an agreement in principle with the parent company of the broker through which the Company had purchased its Montreal Proposal ABCP. Should this agreement be finalized, the Company would be able to borrow an amount up to 45% of the principal value of the Long-term Notes at a favourable borrowing rate for a three-year period. At the end of the three-year period, the value of the Long-term Notes would be guaranteed to be at least 45% of their face value, such that the Company’s potential loss would be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by the Company’s long-term debt holder.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share capital transactions

During the three-month period ended March 31, 2009, 7,633 [2008 – 1,700] options were exercised for a total cash consideration of $9 [2008 – $2]. Share capital was increased by $16 [2008 – $3] and contributed surplus reduced by $7 [2008 – $1].

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the three-month periods ended March 31, 2009 and 2008 are as follows:

	2009		2008
	#	$	#	$
Balance, beginning of period	4,081,745	4.57	3,670,750	5.89
Granted	1,144,605	1.46	985,000	2.40
Exercised	(7,633)	1.19	(1,700)	0.96
Forfeited	(22,367)	7.40	—	—
Expired	(23,300)	2.61	(52,700)	4.67

Balance, end of period	5,173,050	3.88	4,601,350	5.16

Options eligible to be exercised, end of period	3,892,378	4.60	3,250,850	5.73

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS [CONT’D]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

For the three months ended:	March 31, 2009	March 31, 2008
Expected volatility	100%	77%
Expected life	5.0 years	5.0 years
Risk-free interest rate	1.85%	3.48%
Dividend yield	Nil	Nil

Weighted average grant date fair value (per option)	$1.09	$1.54

7.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $1,160 for the three-month periods ended March 31, 2009 and 2008, respectively.